Exhibit 99.1

EVOGENE LTD.
13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O.B. 4173, Ness Ziona, 7414003, Israel

August 3, 2022
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NOTICE OF 2022 ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 8, 2022
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Evogene Ltd. Shareholders:

We cordially invite you to attend the 2022 Annual General Meeting of Shareholders of Evogene Ltd., or the Company, to be held at 3:00 p.m. (Israel time) on Thursday, September 8, 2022, as it may be adjourned from time to time, or the Meeting, at our offices at 13 Gad Feinstein Street, Park Rehovot, Rehovot 7612002, Israel.  At the meeting, the following proposals will be on the agenda:

1.
Re-election of each of (a) Ms. Sarit Firon (including her appointment as chairperson of our Board), (b) Dr. Adrian Percy, (c) Mr. Leon Y. Recanati and (d) Prof. Oded Shoseyov, and the election of each of (e) Mr. Dan Falk, and (f) Mr. Nir Nimrodi; as a director of the Company, until the Company’s next annual general meeting of shareholders and until his or her successor is duly elected and qualified.

2.
To approve a reverse share split of the Company’s ordinary shares in the range of 2:1 up to 10:1, to be effected at the discretion of, and at such ratio and in such date as shall be determined by, the Board, within 12 months of the Meeting; and to amend the Company’s Articles accordingly.

3.
Approval of the re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2022 and until the Company’s next annual general meeting of shareholders, and the authorization of the Board or the audit committee thereof to fix such accounting firm’s annual compensation.

In addition to the foregoing agenda items, at the Meeting, representatives of the Company’s management will be available to review and discuss the Company’s financial statements for the year ended December 31, 2021.

The approval of each of the above proposals requires the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the proposals (excluding abstentions).

Our Board unanimously recommends that you vote in favor of each of the above proposals, which are described in the accompanying proxy statement that we are sending to our shareholders. That proxy statement and the enclosed proxy card are being furnished to the Securities and Exchange Commission, or the SEC, in a Report of Foreign Private Issuer on Form 6-K, which may be obtained for free from the SEC’s website at www.sec.gov and from our website at http://www.evogene.com/investor-relations/. The proxy statement and proxy card are also available on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il, and copies thereof may furthermore be obtained by contacting our Company at 13 Gad Feinstein Street, Park Rehovot, P.O.B. 4173, Ness Ziona, 7414003, Israel, Attention: Guy Kofman, Legal Advisor and Nitsan Deutsch, VP Legal Affairs & Company Secretary, e-mail addresses guy.kofman@evogene.com, nitsan.deutsch@evogene.com, telephone number (+972-8-931-1900).

Holders of record of our ordinary shares (including beneficial holders who hold their shares through a bank, broker or other nominee that is a holder of record) as of the close of business on Monday, August 8, 2022 are entitled to vote at the Meeting.

All shareholders are cordially invited to attend the Meeting in person. If you are unable to attend the Meeting in person, you should vote or provide voting instructions remotely in one of the below manners, depending on how you hold your ordinary shares. Detailed voting instructions will be provided both in the proxy statement and on the proxy card or voting instruction form that will be sent to you:

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If you are a shareholder of record, you may vote by completing, dating and signing the enclosed form of proxy, which should be mailed, postage-free (if mailed in the United States) in the enclosed envelope to our United States transfer agent, American Stock Transfer & Trust Company. Alternatively, you may send a completed, signed proxy card directly to our Legal Advisor or VP Legal Affairs & Company Secretary at our Company’s registered offices, including via email, to the address or email addresses for those individuals provided above. We reserve the right to require additional identifying information if you submit your proxy card directly to our Company in that manner. If you mail in your proxy to our transfer agent in the enclosed envelope, it must be received by 11:59 a.m., Eastern time, on Wednesday, September 7, 2022 for your vote to be validly included in the tally of ordinary shares voted at the Meeting. If you send in your proxy card directly to our registered office, it must be received at least four (4) hours prior to the appointed time for the Meeting on Thursday, September 8, 2022.

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If your ordinary shares are held beneficially in “street name”, that is, in a bank or brokerage account or by a trustee or nominee, on the Nasdaq Stock Market, you should complete and submit the enclosed physical voting instruction form or an online voting instruction form (at www.proxyvote.com) in order to direct your broker, trustee or nominee how to vote your shares. Your voting instructions must be received by 11:59 p.m., Eastern time, on Wednesday, September 7, 2022 to be validly implemented and reflected in the tally of ordinary shares voted at the Meeting.

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If you are a beneficial owner who holds ordinary shares through a member of the Tel-Aviv Stock Exchange, or TASE, you may vote your shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares. You may instead send that certificate, along with a duly executed proxy (in the form to be filed by us on MAGNA, the distribution site of the Israeli Securities Authority, or ISA, at www.magna.isa.gov.il), to our Legal Advisor or VP Legal Affairs & Company Secretary at our Company’s registered offices, including via email, to the address or email addresses for those individuals provided above. Those items must be received by us no later than six (6) hours prior to the appointed time of the Meeting for your votes to be counted. In the alternative, you may vote your shares through the electronic voting system set up by the ISA for shareholder meetings of Israeli companies whose shares are listed on the TASE, via the MAGNA online platform. Voting your shares through that system requires that you first undergo a registration process. Your vote must be submitted in that manner no later than six (6) hours before the time fixed for the Meeting. You should receive instructions about electronic voting from the TASE member through which you hold your shares.

Even if you submit your vote remotely in one of the above-described manners, if you later decide to attend the Meeting (with proper proof that you own ordinary shares, as described in the accompanying proxy statement), you may vote in person, and in that case your proxy card, voting instructions or electronic vote (as applicable) will not be counted.

In accordance with the Israeli Companies Law, 5759-1999 and the regulations promulgated thereunder, any shareholder of the Company holding at least 1% of the outstanding voting rights of the Company for the Meeting may submit to the Company a proposed additional agenda item for the Meeting, to the Company’s offices, 13 Gad Feinstein Street, Park Rehovot, P.O.B 4173, Ness Ziona, 7414003, Israel, Attention: Nitsan Deutsch, VP Legal Affairs & Company Secretary, email: nitsan.deutsch@evogene.com, no later than, Wednesday, August 10, 2022. To the extent that there are any additional agenda items that the Board determines to add as a result of any such submission, the Company will publish an updated notice and proxy card with respect to the Meeting, no later than Wednesday, August 17, 2022, to be furnished to the SEC under cover of a Report of Foreign Private Issuer on Form 6-K.

The form of proxy card for the meeting is available to the public on the distribution website of the ISA at http://www.magna.isa.gov.il and on the website of the TASE at http://www.tase.co.il, and has also been furnished to the SEC as an exhibit to a Report of Foreign Private Issuer on Form 6-K, which is available on the SEC’s website at http://www.sec.gov.  A shareholder may also request from our Company directly to receive a copy of the proxy card (by using the contact information appearing above).

By order of the Board of Directors, /s/ Yaron Eldad Mr. Yaron Eldad Chief Financial Officer

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